Exhibit 3

MAGNA INTERNATIONAL INC.

Management’s Discussion and Analysis of Results of Operations and Financial Position

Unless otherwise noted, all amounts in this Management’s Discussion and Analysis of Results of Operations and Financial Position [“MD&A”] are in U.S. dollars and all tabular amounts are in millions of U.S. dollars, except per share figures, which are in U.S. dollars. When we use the terms “we”, “us”, “our” or “Magna”, we are referring to Magna International Inc. and its subsidiaries and jointly controlled entities, unless the context otherwise requires.

This MD&A should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2023 included in our 2023 Annual Report to Shareholders.

This MD&A may contain statements that are forward looking. Refer to the “Forward-Looking Statements” section in this MD&A for a more detailed discussion of our use of forward-looking statements.

This MD&A has been prepared as at February 22, 2024.

HIGHLIGHTS

INDUSTRY PRODUCTION ENVIRONMENT

•	Global light vehicle production increased 8% in 2023, including increases of 9%, 11%, and 8% in North America, Europe, and China, respectively.

•	North American light vehicle production was negatively impacted by the UAW labour strikes at certain customers during the third and fourth quarters of 2023.

SALES & EARNINGS

•

Total sales increased 13% to a record $42.8 billion, primarily reflecting higher global vehicle production, the launch of new programs, and the acquisition of Veoneer Active Safety [“Veoneer AS”], partially offset by the negative impact of lost vehicle production as a result of the UAW labour strikes at certain customers during the third and fourth quarters of 2023.

•

Diluted earnings per share were $4.23 and adjusted diluted earnings per share(1) were $5.49 in 2023. Adjusted diluted earnings per share increased $1.25 compared to 2022 primarily reflecting earnings on higher sales, including higher margins due to the impact of operational excellence and cost initiatives, and productivity and efficiency improvements. These factors were partially offset by higher launch, engineering, and other costs associated with new assembly business, the negative impact of the UAW labour strikes, the net unfavourable impact of commercial items, lower amortization of the initial value of public company securities, higher launch costs associated with new manufacturing business, and the impact of acquisitions, net of divestitures.

CASH & INVESTMENTS

•

Cash generated from operating activities was $3.1 billion, compared to $2.1 billion in 2022, largely reflecting an increase in net income and generation of cash from operating assets and liabilities in 2023 compared to an investment in operating assets and liabilities in 2022.

•	We continued to invest in our business, including:

•	$2.5 billion for fixed assets;

•	$562 million in investment and other asset spending; and

•	$1.5 billion for acquisitions and business combinations, and public and private equity investments, including the acquisition of Veoneer AS.

•	We paid dividends of $522 million in 2023.

•	Our Board of Directors increased our quarterly dividend to $0.475 per share, our 14th consecutive year of dividend increases.

•

We raised $2 billion in debt, comprised of Senior Notes and $400 million in a delayed-draw Term Loan, fund the acquisition of Veoneer AS, invest in megatrend areas, and refinance €550 million in Senior Notes that came due in 2023.

STRATEGIC UPDATES

•	Active Safety – we further advanced our position in Active Safety, including:

•	Completing the acquisition of Veoneer AS, broadening our active safety portfolio with complementary products, customers, geographies, engineering and software resources;

•

Launching our innovative, Gen5 front camera module system on a high-volume program for a European-based global OEM, and winning further front camera module volume on the program for an additional region.

•	Electrification – we continued to strengthen our business in electrification, including through:

•	Winning two additional integrated e-drive programs for global OEMs, one based in North America and one in Europe;

•	Launching primary and secondary e-drives on a battery electric vehicle program for a new customer;

•	Launching a first-to-market modular eDecoupling unit to support multiple battery electric vehicle programs for a German premium OEM;

•	Winning significant new awards for battery enclosures on multiple OEM programs.

•

Sustainability – we committed to sustainability and environmental stewardship by submitting net-zero emission targets for validation by the Science Based Targets initiative, with a goal to achieve this target by 2050, and meet our near-term Scope 1, 2 and 3 targets by 2030.

Magna International Inc. Annual Report 2023 1

OVERVIEW

OUR BUSINESS(2)

Magna is more than one of the world’s largest suppliers in the automotive space. We are a mobility technology company built to innovate, with a global, entrepreneurial-minded team of over 179,000(3) employees across 342 manufacturing operations and 104 product development, engineering and sales centres spanning 28 countries. With 65+ years of expertise, our ecosystem of interconnected products combined with our complete vehicle expertise uniquely positions us to advance mobility in an expanded transportation landscape. For further information about Magna (NYSE:MGA; TSX:MG), please visit www.magna.com or follow us on social.

[1]	Adjusted diluted earnings per share is a Non-GAAP financial measure. Refer to the section “Use of Non-GAAP Measures”.
[2]	Manufacturing operations, product development, engineering and sales centres include certain operations accounted for under the equity method.
[3]	Number of employees includes over 166,000 employees at our wholly owned or controlled entities and over 13,000 employees at operations accounted for under the equity method.

2 Magna International Inc. Annual Report 2023

FORWARD-LOOKING STATEMENTS

Certain statements in this MD&A may constitute “forward-looking information” or “forward-looking statements” (collectively, “forward-looking statements”). Any such forward-looking statements are intended to provide information about management’s current expectations and plans and may not be appropriate for other purposes. Forward-looking statements may include financial and other projections, as well as statements regarding our future plans, strategic objectives or economic performance, or the assumptions underlying any of the foregoing, and other statements that are not recitations of historical fact. We use words such as “may”, “would”, “could”, “should”, “will”, “likely”, “expect”, “anticipate”, “believe”, “intend”, “plan”, “aim”, “forecast”, “outlook”, “project”, “estimate”, “target” and similar expressions suggesting future outcomes or events to identify forward-looking statements.

Forward-looking statements in this document include, but are not limited to, statements relating to achievement of our near term emissions reductions target and 2050 net zero target.

Forward-looking statements are based on information currently available to us and are based on assumptions and analyses made by us in light of our experience and our perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate in the circumstances. While we believe we have a reasonable basis for making any such forward-looking statements, they are not a guarantee of future performance or outcomes. Whether actual results and developments conform to our expectations and predictions is subject to a number of risks, assumptions, and uncertainties, many of which are beyond our control, and the effects of which can be difficult to predict, including the risk factors which are described later in this MD&A.

INDUSTRY TRENDS

Our operating results are primarily dependent on the levels of North American, European, and Chinese car and light truck production by our customers. While we supply systems and components to every major original equipment manufacturer [“OEM”], we do not supply systems and components for every vehicle, nor is the value of our content consistent from one vehicle to the next. As a result, customer and program mix relative to market trends, as well as the value of our content on specific vehicle production programs, are also important drivers of our results.

Ordinarily, OEM production volumes are aligned with vehicle sales levels and thus affected by changes in such levels. Aside from vehicle sales levels, production volumes are typically impacted by a range of factors, including: general economic and political conditions; labour disruptions; free trade arrangements; tariffs; relative currency values; commodities prices; supply chains and infrastructure; availability and relative cost of skilled labour; regulatory considerations, including those related to environmental emissions and safety standards; and other factors.

Overall vehicle sales levels are significantly affected by changes in consumer confidence levels, which may in turn be impacted by consumer perceptions and general trends related to the job, housing, and stock markets, as well as other macroeconomic and political factors. Other factors which typically impact vehicle sales levels and thus production volumes include: vehicle affordability; interest rates and/or availability of credit; fuel and energy prices; relative currency values; regulatory restrictions on use of vehicles in certain megacities; government subsidies to consumers for the purchase of low- and zero-emission vehicles; and other factors.

While the foregoing economic, political, and other factors are part of the general context in which the global automotive industry operates, there were a number of significant industry trends that impacted us during 2023, including:

•	elevated inflation in all markets in which we operate;

•	price increases and surcharges from sub-suppliers impacted by inflationary pressures;

•	targeted labour strikes by UAW members against certain Ford, General Motors and Stellantis facilities in the U.S.;

•	supply chain disruptions, including continued impact from the global shortage of semiconductor chips that has materially affected global automotive production volumes since 2020; and

•	operational inefficiencies as a result of our production lines being stopped/restarted unexpectedly.

We continue to implement a business strategy which is rooted in our best assessment as to the rate and direction of change in the automotive industry, including with respect to trends related to vehicle electrification and advanced driver assistance systems, as well as future mobility business models. Our short and medium-term operational success, as well as our ability to create long-term value through our business strategy, are subject to a number of risks and uncertainties which are discussed later in this MD&A.

Magna International Inc. Annual Report 2023 3

USE OF NON-GAAP FINANCIAL MEASURES

In addition to results presented in accordance with accounting principles generally accepted in the United States of America [“U.S. GAAP”], this report includes the use of Adjusted earnings before interest and taxes [“Adjusted EBIT”], Adjusted EBIT as a percentage of sales, Adjusted diluted earnings per share, and Adjusted Return on Invested Capital [collectively, the “Non-GAAP Measures”]. We believe these Non-GAAP financial measures provide additional information that is useful to investors in understanding our underlying performance and trends through the same financial measures employed by our management. Readers should be aware that Non-GAAP Measures have no standardized meaning under U.S. GAAP and accordingly may not be comparable to the calculation of similar measures by other companies. We believe that Adjusted EBIT, Adjusted EBIT as a percentage of sales, Adjusted diluted earnings per share and Adjusted Return on Invested Capital provide useful information to our investors for measuring our operational performance as they exclude certain items that are not reflective of ongoing operating profit and facilitate a comparison with prior periods. The presentation of any Non-GAAP Measures should not be considered in isolation or as a substitute for our related financial results prepared in accordance with U.S. GAAP. Non-GAAP financial measures are presented together with the most directly comparable U.S. GAAP financial measure, and a reconciliation to the most directly comparable U.S. GAAP financial measure, can be found in the “Non-GAAP Financial Measures Reconciliation” section of this MD&A.

During 2023, we revised our calculations of Adjusted EBIT, Adjusted diluted earnings per share and Adjusted Return on Invested Capital to exclude the amortization of acquired intangible assets. The historical presentation of these Non-GAAP measures within this MD&A has also been updated to reflect the revised calculations. Refer to the “Non-GAAP Financial Measures Reconciliation” section of this MD&A for further information.

RESULTS OF OPERATIONS

AVERAGE FOREIGN EXCHANGE

	2023	2022	Change
1 Canadian dollar equals U.S. dollars	0.742	0.769	-4%
1 euro equals U.S. dollars	1.082	1.053	+3%
1 Chinese renminbi equals U.S. dollars	0.141	0.149	-5%

The preceding table reflects the average foreign exchange rates between the most common currencies in which we conduct business and our U.S. dollar reporting currency.

The results of operations for which the functional currency is not the U.S. dollar are translated into U.S. dollars using the average exchange rates for the relevant period. Throughout this MD&A, reference is made to the impact of translation of foreign operations on reported U.S. dollar amounts where relevant.

Our results can also be affected by the impact of movements in exchange rates on foreign currency transactions (such as raw material purchases or sales denominated in foreign currencies). However, as a result of hedging programs employed by us, foreign currency transactions in the current period have not been fully impacted by movements in exchange rates. We record foreign currency transactions at the hedged rate where applicable.

Finally, foreign exchange gains and losses on revaluation and/or settlement of monetary items denominated in a currency other than an operation’s functional currency impact reported results. These gains and losses are recorded in selling, general and administrative expense.

LIGHT VEHICLE PRODUCTION VOLUMES

Our operating results are mostly dependent on light vehicle production in the regions reflected in the table below:

Light Vehicle Production Volumes (thousands of units)

	2023	2022	Change
North America	15,589	14,280	+9%
Europe	17,481	15,802	+11%
China	28,581	26,363	+8%
Other	27,577	26,107	+6%

Global	89,228	82,552	+8%

Global light vehicle production increased 8% in 2023, largely reflecting the rebalancing of supply chains in 2023 compared to the significant industry production disruptions during 2022 caused by global semiconductor chip shortages.

4 Magna International Inc. Annual Report 2023

RESULTS OF OPERATIONS – FOR THE YEAR ENDED DECEMBER 31, 2023

SALES

Sales increased 13% or $4.96 billion to $42.80 billion for 2023 compared to $37.84 billion for 2022 primarily due to:

•	the launch of new programs during or subsequent to 2022;

•	higher global light vehicle production;

•	acquisitions, net of divestitures, subsequent to 2022, which increased sales by $814 million; and

•	customer price increases to recover certain higher production input costs.

These factors were partially offset by:

•	the negative impact of lost vehicle production as a result of the UAW labour strikes at certain customers during 2023, which decreased sales by approximately $325 million;

•	the net weakening of foreign currencies against the U.S. dollar, which decreased reported U.S. dollar sales by $91 million; and

•	net customer price concessions subsequent to 2022.

COST OF GOODS SOLD

	2023	2022	Change
Material	$26,309	$23,388	$2,921
Direct labour	3,164	2,791	373
Overhead	7,712	7,009	703

Cost of goods sold	$37,185	$33,188	$3,997

Cost of goods sold increased $4.00 billion to $37.19 billion for 2023 compared to $33.19 billion for 2022, primarily due to:

•	higher material, direct labour and overhead associated with higher sales;

•	acquisitions, net of divestitures, subsequent to 2022;

•	higher launch, engineering and other costs associated with new assembly business;

•	commercial items in 2023 and 2022, which had a net unfavourable impact on a year over year basis;

•	higher pre-operating costs incurred at new facilities; and

•	higher net production input costs, including for labour, partially offset by lower prices for energy, certain commodities and freight.

These factors were partially offset by:

•	productivity and efficiency improvements, including lower costs at certain previously underperforming facilities;

•	the net weakening of foreign currencies against the U.S. dollar, which decreased reported U.S. dollar costs of goods sold by $44 million; and

•	the impact of operational excellence and cost initiatives.

DEPRECIATION

Depreciation increased $63 million to $1.44 billion for 2023 compared to $1.37 billion for 2022 primarily due to increased capital deployed at new and existing facilities to support the launch of programs, and acquisitions, net of divestitures, subsequent to 2022, partially offset by the end of production of certain programs.

AMORTIZATION OF ACQUIRED INTANGIBLE ASSETS

Amortization of acquired intangible assets increased $42 million to $88 million for 2023 compared to $46 million for 2022 primarily due to the acquisition of Veoneer AS during the second quarter of 2023.

Magna International Inc. Annual Report 2023 5

SELLING, GENERAL AND ADMINISTRATIVE [“SG&A”]

SG&A expense increased $390 million to $2.05 billion for 2023 compared to $1.66 billion for 2022, primarily as a result of:

•	higher labour and benefit costs;

•	commercial items in 2023 and 2022, which had a net unfavourable impact on a year over year basis;

•	acquisitions, net of divestitures, subsequent to 2022;

•	higher incentive compensation;

•	higher investments in research, development and new mobility;

•	higher restructuring costs;

•	higher costs to accelerate our operational excellence initiatives; and

•	higher pre-operating costs incurred at new facilities.

These factors were partially offset by lower provisions against certain accounts receivable and other balances.

INTEREST EXPENSE, NET

During 2023, we recorded net interest expense of $156 million compared to $81 million for 2022. The $75 million increase was primarily a result of interest expense on the $1.6 billion of Senior Notes issued during the first quarter of 2023, interest expense on the Term Loan entered into during the first quarter of 2023, interest expense on higher short-term borrowings and higher interest rates. These factors were partially offset by higher interest income earned on cash and investments due to higher interest rates.

EQUITY INCOME

Equity income increased $23 million to $112 million for 2023 compared to $89 million for 2022, primarily as a result of earnings on higher sales at certain equity-accounted entities, and acquisitions subsequent to 2022, partially offset by higher launch costs, and higher production input costs, net of customer recoveries.

OTHER EXPENSE, NET

	2023	2022
Investments (1)	$201	$221
Restructuring (2)	148	22
Veoneer AS transaction costs (3)	23	—
Impairments and loss on sale of operations in Russia (4)	16	376
Loss on sale of business (5)	—	58
Impairments (6)	—	26

Other expense, net	$388	$703

(1)	Investments

	2023	2022
Revaluation of public company warrants	$110	$173
Non-cash impairment charges (i)	90	—
Revaluation of public and private equity investments	1	49
Net gain on sale of public equity investments	—	(1)

Other expense, net	201	221
Tax effect	(28)	(53)

Net loss attributable to Magna	$173	$168

(i)	The non-cash impairment charges relate to impairments of private equity investments and related long-term receivables within Other assets.

(2)	Restructuring

During 2023, we recorded restructuring charges of $117 million [$97 million after tax] in our Power & Vision segment, and $31 million [$27 million after tax] in our Body Exteriors & Structures segment, respectively.

For the year ended December 31, 2022, we recorded restructuring charges of $22 million [$22 million after tax] in our Power & Vision segment.

6 Magna International Inc. Annual Report 2023

(3)	Veoneer AS transaction costs

During 2023, we incurred $23 million [$22 million after tax] of transaction costs relating to our acquisition of Veoneer AS. Refer to Note 7, “Business Combinations”, to the consolidated financial statements included in this Report.

(4)	Impairments and loss on sale of operations in Russia

During 2023, we completed the sale of all of our investments in Russia which resulted in a loss of $16 million [$16 million after tax] including a net cash outflow of $23 million.

During 2022, we recorded a $376 million [$361 million after tax] impairment charge related to our investment in Russia as a result of the expected lack of future cashflows and the uncertainties connected with the Russian economy. This included net asset impairments of $173 million and a $203 million reserve against the related foreign currency translation losses that were included in accumulated other comprehensive loss. The net asset impairments consisted of $163 million and $10 million in our Body Exteriors & Structures and Seating Systems segments, respectively.

(5)	Loss on sale of business

During 2022, we entered into an agreement to sell a European Power & Vision operation. Under the terms of the arrangement, we were contractually obligated to provide the buyer with up to $42 million of funding, resulting in a loss of $58 million [$57 million after tax]. During the first quarter of 2023, we completed the sales of this operation which resulted in a net cash outflow of $25 million.

(6)	Impairments

During 2022, we recorded impairment charges of $22 million [$21 million after tax] in our Body Exteriors & Structures segment and $4 million [$3 million after tax] in our Power & Vision segment, respectively.

INCOME FROM OPERATIONS BEFORE INCOME TAXES

Income from operations before income taxes was $1.61 billion for 2023 compared to $878 million for 2022. The $728 million increase was a result of the following changes, each as discussed above:

	2023	2022	Change
Sales	$42,797	$37,840	$4,957

Costs and expenses
Cost of goods sold	37,185	33,188	3,997
Depreciation	1,436	1,373	63
Amortization of acquired intangible assets	88	46	42
Selling, general & administrative	2,050	1,660	390
Interest expense, net	156	81	75
Equity income	(112)	(89)	(23)
Other expense, net	388	703	(315)

Income from operations before income taxes	$1,606	$878	$728

INCOME TAXES

	2023		2022
Income taxes as reported	$320	19.9%	$237	27.0%
Tax effect on Other expense, net and Amortization of acquired intangible assets	70	(1.2)	79	(7.6)
Adjustments to Deferred Tax Valuation Allowances	47	2.3	29	1.8

	$437	21.0%	$345	21.2%

We released valuation allowances against certain deferred tax assets in South America and North America during 2023 and in Europe during 2022 [“Adjustments to Deferred Tax Valuation Allowances”].

Excluding the tax effect on Other expense, net and Amortization of acquired intangible assets, as well as the Adjustments to Deferred Tax Valuation Allowances our effective income tax rate decreased to 21.0% for 2023 compared to 21.2% for 2022 primarily due to lower losses not benefitted in Europe and higher non-taxable foreign exchange adjustments recognized for U.S. GAAP purposes. These factors were partially offset by lower favourable changes in our reserves for uncertain tax positions and a change in mix of earnings.

Magna International Inc. Annual Report 2023 7

INCOME ATTRIBUTABLE TO NON-CONTROLLING INTERESTS

Income attributable to non-controlling interests was $73 million for 2023 compared to $49 million for 2022. This $24 million increase was primarily due to higher net income at our non-wholly owned operations in China.

NET INCOME ATTRIBUTABLE TO MAGNA INTERNATIONAL INC.

Net income attributable to Magna International Inc. was $1.213 billion for 2023 compared to $592 million for 2022. This $621 million increase was as a result of an increase in income from operations before income taxes of $728 million partially offset by increases in income taxes and income attributable to non-controlling interests of $83 million and $24 million, respectively.

EARNINGS PER SHARE

	2023	2022	% Change
Earnings per Common Share
Basic	$4.24	$2.04	+ 108%
Diluted	$4.23	$2.03	+ 108%

Weighted average number of Common Shares outstanding (millions)
Basic	286.2	290.4	- 1%
Diluted	286.6	291.2	- 2%

Adjusted diluted earnings per share	$5.49	$4.24	+ 29%

Diluted earnings per share was $4.23 for 2023 compared to $2.03 for 2022. The $2.20 increase was substantially a result of higher net income attributable to Magna International Inc., as discussed above, and a decrease in the weighted average number of diluted shares outstanding during 2023. The decrease in the weighted average number of diluted shares outstanding was primarily due to the purchase and cancellation of Common Shares, during or subsequent to 2022, pursuant to our normal course issuer bids.

Other expense, net, and the Amortization of acquired intangible assets, each after tax, and Adjustments to Deferred Tax Valuation Allowances negatively impacted diluted earnings per share by $1.26 in 2023 and $2.21 in 2022, respectively, as discussed. Adjusted diluted earnings per share, as reconciled in the “Non-GAAP Financial Measures Reconciliation” section, was $5.49 for 2023 compared to $4.24 for 2022, an increase of $1.25.

8 Magna International Inc. Annual Report 2023

NON-GAAP PERFORMANCE MEASURES - FOR THE YEAR ENDED DECEMBER 31, 2023

ADJUSTED EBIT AS A PERCENTAGE OF SALES

The table below shows the change in Magna’s Sales and Adjusted EBIT by segment and the impact each segment’s changes have on Magna’s Adjusted EBIT as a percentage of sales for 2023 compared to 2022:

	Sales	Adjusted EBIT	Adjusted EBIT as a percentage of sales
2022	$37,840	$1,708	4.5%
Increase (decrease) related to:
Body Exteriors & Structures	1,507	452	+ 0.9%
Power & Vision	2,444	166	+ 0.1%
Seating Systems	778	114	+ 0.2%
Complete Vehicles	317	(111)	- 0.3%
Corporate and Other	(89)	(91)	- 0.2%

2023	$42,797	$2,238	5.2%

Adjusted EBIT as a percentage of sales increased to 5.2% for 2023 compared to 4.5% for 2022 primarily due to:

•	earnings on higher sales including higher margins as a result of the impact of operational excellence and cost initiatives;

•	productivity and efficiency improvements, including lower costs at certain previously underperforming facilities; and

•	lower provisions against certain accounts receivable and other balances.

These factors were partially offset by:

•	higher launch, engineering and other costs associated with new assembly business;

•	acquisitions, net of divestitures, subsequent to 2022;

•	commercial items in 2023 and 2022, which had a net unfavourable impact on a year over year basis;

•	the negative impact of the UAW labour strikes during the third and fourth quarters of 2023;

•	higher launch costs associated with new manufacturing business;

•	lower amortization of the initial value of public company securities;

•	higher pre-operating costs incurred at new facilities;

•	lower scrap steel and aluminum recoveries; and

•	higher investments in research, development and new mobility.

Magna International Inc. Annual Report 2023 9

ADJUSTED RETURN ON INVESTED CAPITAL

Adjusted Return on Invested Capital increased to 10.0% for 2023 compared to 8.5% for 2022 as a result of an increase in Adjusted After-tax operating profits partially offset by higher Average Invested Capital.

Average Invested Capital increased $1.85 billion to $17.77 billion for 2023 compared to $15.92 billion for 2022, primarily due to:

•	the acquisition of Veoneer AS during 2023;

•	average investment in fixed assets in excess of our average depreciation expense on fixed assets; and

•	an increase in average operating assets and liabilities.

These factors were partially offset by:

•	the impairment of our Russian assets recorded during 2022;

•	lower net investments in public and private equity companies and public company warrants; and

•	the net weakening of foreign currencies against the U.S. dollar.

10 Magna International Inc. Annual Report 2023

SEGMENT ANALYSIS

We are a global automotive supplier that has complete vehicle engineering and contract manufacturing expertise, as well as product capabilities which include body, chassis, exterior, seating, powertrain, active driver assistance, electronics, mechatronics, mirrors, lighting and roof systems. We also have electronic and software capabilities across many of these areas.

Our reporting segments are: Body Exteriors & Structures; Power & Vision; Seating Systems; and Complete Vehicles.

	Sales			Adjusted EBIT
	2023	2022	Change	2023	2022	Change
Body Exteriors & Structures	$17,511	$16,004	$1,507	$1,304	$852	$452
Power & Vision	14,305	11,861	2,444	668	502	166
Seating Systems	6,047	5,269	778	218	104	114
Complete Vehicles	5,538	5,221	317	124	235	(111)
Corporate and Other	(604)	(515)	(89)	(76)	15	(91)

Total reportable segments	$42,797	$37,840	$4,957	$2,238	$1,708	$530

BODY EXTERIORS & STRUCTURES

	2023	2022	Change
Sales	$17,511	$16,004	$1,507	+9%

Adjusted EBIT	$1,304	$852	$452	+53%

Adjusted EBIT as a percentage of sales	7.4%	5.3%		+2.1%

Sales – Body Exteriors & Structures

Sales increased 9% or $1.51 billion to $17.51 billion for 2023 compared to $16.00 billion for 2022, primarily due to:

•	the launch of programs during or subsequent to 2022, including the:

•	Honda CR-V;

•	Ford F-Series Super Duty;

•	BMW X1 and

•	Rivian R1S & R1T;

•	higher global light vehicle production; and

•	customer price increases to recover certain higher production input costs.

These factors were partially offset by:

•	the negative impact of lost vehicle production as a result of the UAW labour strikes at certain customers during 2023, which decreased sales by approximately $200 million;

•	the net weakening of foreign currencies against the U.S. dollar, which decreased reported U.S. dollar sales by $99 million;

•	lower sales as a result of the substantial idling of our Russian facilities; and

•	net customer price concessions subsequent to 2022.

Magna International Inc. Annual Report 2023 11

Adjusted EBIT and Adjusted EBIT as a percentage of sales – Body Exteriors & Structures

Adjusted EBIT increased $452 million to $1,304 million for 2023 compared to $852 million for 2022 and Adjusted EBIT as a percentage of sales increased to 7.4% from 5.3%. These increases were primarily due to:

•	earnings on higher sales including higher margins due to the impact of operational excellence and cost initiatives;

•	productivity and efficiency improvements, including lower costs at certain previously underperforming facilities;

•	commercial items in 2023 and 2022, which had a net favourable impact on a year over year basis; and

•	lower provisions against certain accounts receivable and other balances.

These factors were partially offset by:

•	the negative impact of the UAW labour strikes during the third and fourth quarters of 2023;

•	higher restructuring costs;

•	higher launch costs;

•	higher pre-operating costs incurred at new facilities;

•	lower scrap steel and aluminum recoveries; and

•	the net weakening of foreign currencies against the U.S. dollar, which had a $19 million unfavourable impact on reported U.S. dollar Adjusted EBIT.

POWER & VISION

	2023	2022	Change
Sales	$14,305	$11,861	$2,444	+ 21%

Adjusted EBIT	$668	$502	$166	+ 33%

Adjusted EBIT as a percentage of sales	4.7%	4.2%		+ 0.5%

Sales – Power & Vision

Sales increased 21% or $2.44 billion to $14.31 billion for 2023 compared to $11.86 billion for 2022, primarily due to:

•	the launch of programs during or subsequent to 2022, including the:

•	BMW X1 & iX1;

•	Chery Tiggo 9;

•	Chery Arrizo 8; and

•	Fisker Ocean;

•	acquisitions, net of divestitures, subsequent to 2022, which increased sales by $820 million;

•	higher global light vehicle production; and

•	customer price increases to recover certain higher production input costs.

12 Magna International Inc. Annual Report 2023

These factors were partially offset by:

•	the negative impact of lost vehicle production as a result of the UAW labour strikes at certain customers during 2023, which decreased sales by approximately $80 million;

•	the net weakening of foreign currencies against the U.S. dollar, which decreased reported U.S. dollar sales by $47 million; and

•	net customer price concessions subsequent to 2022.

Adjusted EBIT and Adjusted EBIT as a percentage of sales – Power & Vision

Adjusted EBIT increased $166 million to $668 million for 2023 compared to $502 million for 2022 and Adjusted EBIT as a percentage of sales increased to 4.7% from 4.2%. These increases were primarily due to:

•	earnings on higher sales including higher margins due to the impact of operational excellence and cost initiatives;

•	customer recoveries net of higher production input costs, including for certain commodities, energy, and freight, partially offset by higher prices for labour;

•	cost savings and efficiencies realized, including as a result of restructuring actions taken;

•	higher equity income; and

•	lower net warranty costs of $15 million.

These factors were partially offset by:

•	commercial items in 2023 and 2022, which had a net unfavourable impact on a year over year basis;

•	acquisitions, net of divestitures, subsequent to 2022;

•	the negative impact of the UAW labour strikes during the third and fourth quarters of 2023; and

•	the net weakening of foreign currencies against the U.S. dollar, which had a $20 million unfavourable impact on reported U.S. dollar Adjusted EBIT.

SEATING SYSTEMS

	2023	2022	Change
Sales	$6,047	$5,269	$778	+ 15%

Adjusted EBIT	$218	$104	$114	+ 110%

Adjusted EBIT as a percentage of sales	3.6%	2.0%		+ 1.6%

Magna International Inc. Annual Report 2023 13

Sales – Seating Systems

Sales increased 15% or $778 million to $6.05 billion for 2023 compared to $5.27 billion for 2022, primarily due to:

•	the launch of programs during or subsequent to 2022, including the:

•	Nissan Frontier;

•	Geely Boyue L;

•	Changan Oshan Z6; and

•	BMW XM;

•	higher global light vehicle production; and

•	customer price increases to recover certain higher production input costs.

These factors were partially offset by:

•	the net weakening of foreign currencies against the U.S. dollar, which decreased reported U.S. dollar sales by $50 million;

•	the negative impact of lost vehicle production as a result of the UAW labour strikes at certain customers during 2023, which decreased sales by approximately $45 million; and

•	net customer price concessions subsequent to 2022.

Adjusted EBIT and Adjusted EBIT as a percentage of sales – Seating Systems

Adjusted EBIT increased $114 million to $218 million for 2023 compared to $104 million for 2022 and Adjusted EBIT as a percentage of sales increased to 3.6% from 2.0%. These increases were primarily due to:

•	earnings on higher sales including higher margins due to the impact of operational excellence and cost initiatives;

•	productivity and efficiency improvements, including lower costs at certain previously underperforming facilities; and

•	commercial items in 2023 and 2022, which had a net favourable impact on a year over year basis.

These factors were partially offset by:

•	higher production input costs net of customer recoveries, including for labour and certain commodities;

•	higher launch costs;

•	the negative impact of the UAW labour strikes during the third and fourth quarters of 2023;

•	higher net foreign exchange losses, primarily due to the weakening of the Argentine peso against the U.S. dollar;

•	lower equity income; and

•	the net weakening of foreign currencies against the U.S. dollar, which had a $5 million unfavourable impact on reported U.S. dollar Adjusted EBIT.

14 Magna International Inc. Annual Report 2023

COMPLETE VEHICLES

	2023	2022	Change
Complete Vehicle Assembly Volumes (thousands of units)(i)	105.1	112.2	(7.1)	- 6%

Sales	$5,538	$5,221	$317	+ 6%

Adjusted EBIT	$124	$235	$(111)	- 47%

Adjusted EBIT as a percentage of sales	2.2%	4.5%		- 2.3%

(i)	Vehicles produced at our Complete Vehicle operations are included in Europe Light Vehicle Production volumes.

Sales – Complete Vehicles

Sales increased 6% or $317 million to $5.54 billion for 2023 compared to $5.22 billion for 2022. The increase in sales was primarily due to favourable program mix and a $109 million increase in reported U.S. dollar sales as a result of the strengthening of the euro against the U.S. dollar partially offset by lower assembly volumes, including the end of production of the BMW 5-Series.

Adjusted EBIT and Adjusted EBIT as a percentage of sales – Complete Vehicles

Adjusted EBIT decreased $111 million to $124 million for 2023 compared to $235 million for 2022 and Adjusted EBIT as a percentage of sales decreased to 2.2% from 4.5%. These decreases were primarily due to:

•	higher launch, engineering and other costs associated with new assembly business;

•	commercial items in 2023 and 2022, which had a net unfavourable impact on a year over year basis; and

•	lower earnings on lower assembly volumes, net of contractual fixed cost recoveries on certain programs.

These factors were partially offset by higher earnings due to favourable program mix.

CORPORATE AND OTHER

Adjusted EBIT was a loss of $76 million for 2023 compared to income of $15 million for 2022. The $91 million decrease was primarily the result of:

•	lower amortization of the initial value of public company securities;

•	higher incentive and stock-based compensation;

•	higher investments in research, development and new mobility;

•	higher labour and benefit costs; and

•	higher costs to accelerate our operational excellence initiatives.

These factors were partially offset by an increase in fees received from our divisions and net transactional foreign exchange gains in 2023 compared to net transactional foreign exchange losses in 2022.

Magna International Inc. Annual Report 2023 15

FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES

OPERATING ACTIVITIES

	2023	2022	Change
Net income	$1,286	$641
Items not involving current cash flows	1,642	1,776

	2,928	2,417	$511
Changes in operating assets and liabilities	221	(322)	543

Cash provided from operating activities	$3,149	$2,095	$1,054

Cash provided from operating activities

Comparing 2023 to 2022, cash provided from operating activities increased $1.05 billion primarily as a result of:

•	a $4.98 billion increase in cash received from customers;

•	higher dividends received from equity investments of $84 million; and

•	a $28 million decrease in cash taxes.

These factors were partially offset by:

•	a $2.84 billion increase in cash paid for materials and overhead;

•	a $1.08 billion increase in cash paid for labour; and

•	a $75 million increase in cash interest paid.

Changes in operating assets and liabilities

During 2023, we generated $221 million from operating assets and liabilities primarily consisting of:

•	a $637 million increase in other accrued liabilities; and

•	a $501 million increase in accounts payable.

These factors were partially offset by:

•	a $687 million increase in production and other receivables; and

•	a $246 million increase in tooling investment for current and upcoming program launches.

16 Magna International Inc. Annual Report 2023

INVESTING ACTIVITIES

	2023	2022	Change
Fixed asset additions	$(2,500)	$(1,681)
Increase in investments, other assets and intangible assets	(562)	(455)
Increase in public and private equity investments	(11)	(29)

Fixed assets, investments, other assets and intangible assets additions	(3,073)	(2,165)
Proceeds from dispositions	122	124
Net cash (outflow) inflow from disposal of facilities	(48)	6
Acquisitions	(1,504)	(3)

Cash used for investing activities	$(4,503)	$(2,038)	$(2,465)

Cash used for investing activities in 2023 was $2.47 billion higher compared to 2022. The change between 2023 and 2022 was primarily due to the acquisition of Veoneer AS and a $908 million increase in cash used for fixed assets and other assets.

During the fourth quarter of 2022, we entered into an agreement to sell a European Power & Vision operation in early 2023. During the first quarter of 2023, we completed the sale of this operation which resulted in a net cash outflow of $25 million.

In addition, during the third quarter of 2023, we completed the sale of all of our investments in Russia resulting in a net cash outflow of $23 million.

FINANCING ACTIVITIES

	2023	2022	Change
Issues of debt	$2,083	$54
Increase in short-term borrowings	487	11
Issue of Common Shares on exercise of stock options	20	8
Contributions to subsidiaries by non-controlling interests	11	5
Tax withholdings on vesting of equity awards	(11)	(15)
Repurchase of Common Shares	(13)	(780)
Dividends paid to non-controlling interest	(74)	(46)
Dividends paid	(522)	(514)
Repayments of debt	(644)	(456)

Cash provided from (used for) financing activities	$1,337	$(1,733)	$3,070

During the first quarter of 2023, we issued the following Senior Notes [the “Senior Notes”]:

Amount in USD at
	Issuance Date	Issuance Date	Maturity Date
Cdn$350 million Senior Notes at 4.950%	March 10, 2023	$258 million	January 31, 2031
€550 million Senior Notes at 4.375%	March 17, 2023	$591 million	March 17, 2032
$300 million Senior Notes at 5.980%	March 21, 2023	$300 million	March 21, 2026
$500 million Senior Notes at 5.500%	March 21, 2023	$500 million	March 21, 2033

The total cash proceeds received from the Senior Note issuances was $1,637 million, which consisted of $1,649 million of Senior Notes less debt issuance costs of $12 million.

The Senior Notes are unsecured obligations and do not include any financial covenants. We may redeem the Senior Notes in whole or in part at any time, and from time to time, at specified redemption prices determined in accordance with the terms of the indenture governing the Senior Notes. Refer to Note 16, “Debt” of our audited consolidated financial statements for the year ended December 31, 2023.

Magna International Inc. Annual Report 2023 17

On March 6, 2023, we entered into a syndicated, unsecured, delayed draw term loan [the “Term Loan”] with a 3-year tranche of $800 million and 5-year tranche of $600 million. During the second quarter of 2023, we drew $100 million from the 3-year tranche and $300 million from the 5-year tranche of the Term Loan. The amounts are drawn in advances of 1,3 or 6-month loans and may be rolled over until the end of the 3- and 5-year terms. The remaining balance of the facility was subsequently cancelled.

Short-term borrowings increased $487 million in 2023 primarily due to the issuance of Commercial Paper.

Cash dividends paid per Common Share were $1.84 for 2023 compared to $1.80 for 2022.

FINANCING RESOURCES

	2023	2022	Change
Liabilities
Short-term borrowings	$511	$8
Long-term debt due within one year	819	654
Current portion of operating lease liabilities	399	276
Long-term debt	4,175	2,847
Operating lease liabilities	1,319	1,288

	$7,223	$5,073	$2,150

Financial liabilities increased $2.15 billion to $7.22 billion as at December 31, 2023 primarily as a result of the $1.64 billion issuance of Senior Notes during the first quarter of 2023, a $400 million increase in the Term Loan, and the issuance of $509 million of commercial paper in the fourth quarter of 2023. These increases were offset by a $569 million repayment of Senior Notes.

CASH RESOURCES

In 2023, our cash resources remain unchanged at $1.2 billion, primarily as a result of cash provided from operating and financing activities being offset by cash used for investing activities, as discussed above. In addition to our cash resources at December 31, 2023, we had term and operating lines of credit totaling $4.1 billion, of which $3.0 billion was unused and available.

On March 6, 2023, we entered into a Term Loan with a 3-year tranche of $800 million and a 5-year tranche of $600 million. During the second quarter of 2023, we drew $100 million from the 3-year tranche and $300 million from the 5-year tranche. The remaining balance of the facility was subsequently cancelled.

On April 27, 2023, we amended our $2.7 billion syndicated revolving credit facility, including to: (i) extend the maturity date from June 24, 2027 to June 24, 2028, and (ii) cancel the $150 million Asian tranche and allocate the equivalent amount to the Canadian tranche. As of December 31, 2023, we have had limited borrowing under this credit facility.

On May 26, 2023, we extended the maturity date of our $800 million 364-day syndicated revolving credit facility from June 24, 2023 to June 24, 2024. As of December 31, 2023, we have not borrowed any funds under this credit facility.

MAXIMUM NUMBER OF SHARES ISSUABLE

The following table presents the maximum number of shares that would be outstanding if all of the outstanding options at February 22, 2024 were exercised:

Common Shares	286,866,376
Stock options (i)	5,572,829

292,439,205

(i)

Options to purchase Common Shares are exercisable by the holder in accordance with the vesting provisions and upon payment of the exercise price as may be determined from time to time pursuant to our stock option plans.

18 Magna International Inc. Annual Report 2023

CONTRACTUAL OBLIGATIONS

A purchase obligation is defined as an agreement to purchase goods or services that is enforceable and legally binding on us and that specifies all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction. Consistent with our customer obligations, substantially all of our purchases are made under purchase orders with our suppliers which are requirements based and accordingly do not specify minimum quantities. Other long-term liabilities are defined as long-term liabilities that are recorded on our consolidated balance sheet. Based on this definition, the following table includes only those contracts which include fixed or minimum obligations.

At December 31, 2023, we had contractual obligations requiring annual payments as follows:

	2024	2025- 2026	2027- 2028	Thereafter	Total
Operating leases	$326	$535	$401	$779	$2,041
Long-term debt	819	1,101	967	2,125	5,012
Unconditional purchase obligations:
Materials and services	5,151	576	424	45	6,196
Capital	1,011	199	63	12	1,285

Total contractual obligations	$7,307	$2,411	$1,855	$2,961	$14,534

Our unfunded obligation with respect to employee future benefit plans, which have been actuarially determined, was $550 million at December 31, 2023. These obligations are as follows:

	Pension Liability	Retirement Liability	Termination and Long Service Arrangements	Total
Projected benefit obligation	$511	$21	$445	$977
Less plan assets	(427)	—	—	(427)

Unfunded amount	$84	$21	$445	$550

Foreign Currency Activities

Our North American operations negotiate sales contracts with OEMs for payment in U.S. dollars, Canadian dollars and Mexican pesos. Materials and equipment are purchased in various currencies depending upon competitive factors, including relative currency values. Our North American operations use labour and materials which are paid for in U.S. dollars, Canadian dollars and Mexican pesos. Our Mexican operations generally use the U.S. dollar as the functional currency.

Our European operations negotiate sales contracts with OEMs for payment principally in euros. Our European operations’ material, equipment and labour are paid for principally in euros and U.S. dollars.

Our Asian operations negotiate sales contracts with OEMs for payment principally in Chinese renminbi. Our Asian operations’ material, equipment and labour are paid for principally in Chinese renminbi.

We employ hedging programs, primarily through the use of foreign exchange forward contracts, in an effort to manage our foreign exchange exposure, which arises when manufacturing facilities have committed to the delivery of products for which the selling price or material purchases have been quoted in foreign currencies and for labour in countries where the local currency is not the divisions’ functional currency. These commitments represent our contractual obligations to deliver products over the duration of the product programs, which can last a number of years. The amount and timing of the forward contracts will be dependent upon a number of factors, including anticipated production delivery schedules and anticipated production costs, which may be paid in the foreign currency. Despite these measures, significant long-term fluctuations in relative currency values, in particular a significant change in the relative values of the U.S. dollar, Canadian dollar, euro, Chinese renminbi or Mexican peso, could have an adverse effect on our profitability and financial condition (as discussed throughout this MD&A).

Magna International Inc. Annual Report 2023 19

NON-GAAP FINANCIAL MEASURES RECONCILIATION

During 2023, we revised our calculations of Adjusted EBIT, Adjusted diluted earnings per share and Adjusted Return on Invested Capital to exclude the amortization of acquired intangible assets. Revenue generated from acquired intangible assets is included within revenue in determining net income attributable to Magna. We believe that excluding the amortization of acquired intangible assets from these Non-GAAP measures helps management and investors in understanding our underlying performance and improves comparability between our segmented results of operations and our peers.

The historical presentation of these Non-GAAP measures within this MD&A has also been updated to reflect the revised calculations.

The reconciliation of Non-GAAP financial measures is as follows:

ADJUSTED EBIT

	2023	2022
Net income	$1,286	$641
Add :
Amortization of acquired intangible assets	88	46
Interest expense, net	156	81
Other expense, net	388	703
Income taxes	320	237

Adjusted EBIT	$2,238	$1,708

ADJUSTED EBIT AS A PERCENTAGE OF SALES

	2023	2022
Sales	$42,797	$37,840

Adjusted EBIT	$2,238	$1,708

Adjusted EBIT as a percentage of sales	5.2%	4.5%

ADJUSTED DILUTED EARNINGS PER SHARE

	2023	2022
Net income attributable to Magna International Inc.	$1,213	$592
Add (deduct):
Amortization of acquired intangible assets	88	46
Other expense, net	388	703
Tax effect on Amortization of acquired intangible assets and Other expense, net	(70)	(79)
Adjustments to Deferred Tax Valuation Allowances	(47)	(29)

Adjusted net income attributable to Magna International Inc.	$1,572	$1,233
Diluted weighted average number of Common Shares outstanding during the period (millions)	286.6	291.2

Adjusted diluted earnings per share	$5.49	$4.24

20 Magna International Inc. Annual Report 2023

ADJUSTED RETURN ON INVESTED CAPITAL

Adjusted Return on Invested Capital is calculated as Adjusted After-tax operating profits divided by Average Invested Capital for the period. Average Invested Capital for the twelve month period is averaged on a five-fiscal quarter basis.

	2023	2022
Net Income	$1,286	$641
Add (deduct):
Interest expense, net	156	81
Amortization of acquired intangible assets	88	46
Other expense, net	388	703
Tax effect on Interest expense, net, Amortization of acquired intangible assets and Other expense, net	(102)	(96)
Adjustments to Deferred Tax Valuation Allowances	(47)	(29)

Adjusted After-tax operating profits	$1,769	$1,346

	2023	2022
Total Assets	$32,255	$27,789
Excluding:
Cash and cash equivalents	(1,198)	(1,234)
Deferred tax assets	(621)	(491)
Less Current Liabilities	(13,234)	(10,998)
Excluding:
Short-term borrowing	511	8
Long-term debt due within one year	819	654
Current portion of operating lease liabilities	399	276

Invested Capital	$18,931	$16,004

	2023	2022
Adjusted After-tax operating profits	$1,769	$1,346

Average Invested Capital	$17,771	$15,924

Adjusted Return on Invested Capital	10.0%	8.5%

Magna International Inc. Annual Report 2023 21

SIGNIFICANT ACCOUNTING POLICIES AND CRITICAL ACCOUNTING ESTIMATES

Our significant accounting policies are more fully described in Note 2, “Significant Accounting Policies”, to the consolidated financial statements included in this Report. The preparation of the audited consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and the related disclosure of contingent assets and liabilities, as of the date of the consolidated financial statements. These estimates and assumptions are based on our historical experience, and various other assumptions we believe to be reasonable in the circumstances. Since these estimates and assumptions are subject to an inherent degree of uncertainty, actual results in these areas may differ significantly from our estimates.

We believe the following critical accounting policies and estimates affect the more subjective or complex judgements and estimates used in the preparation of our consolidated financial statements and accompanying notes. Management has discussed the development and selection of the following critical accounting policies with the Audit Committee of the Board of Directors, and the Audit Committee has reviewed our disclosure relating to critical accounting policies in this MD&A.

BUSINESS COMBINATIONS

We allocate the purchase price of an acquired business to its identifiable assets and liabilities based on estimated fair values at the date of the acquisition. The excess of the purchase price over the amount allocated to the assets and liabilities, if any, is recorded as goodwill.

Our purchase price allocation methodology contains uncertainties because it requires management to make assumptions and to apply judgement to estimate the fair value of assets acquired and liabilities assumed. When determining the fair values of assets acquired and liabilities assumed, management makes significant estimates and assumptions and engages outside appraisal firms to assist in the fair value determination of identifiable intangible assets and any other significant assets or liabilities. We adjust the preliminary purchase price allocation, as necessary, up to one year after acquisition closing date as we obtain more information regarding assets acquired and liabilities assumed.

Unanticipated events or circumstances may occur which could affect the accuracy of our fair value estimates, including assumptions regarding industry economic factors and business strategies. Accordingly, there can be no assurance that the estimates, assumptions, and values reflected in the valuations will be realized, and actual results could vary.

REVENUE RECOGNITION - COMPLETE VEHICLE ASSEMBLY ARRANGEMENTS

Our complete vehicle assembly contracts with customers are complex and often include promises to transfer multiple products and services, some of which may be implicitly contracted. Each good or service is evaluated to determine whether it represents a distinct performance obligation, and whether it should be characterized as revenue or as a reimbursement of costs incurred. The total transaction price is then allocated to the distinct performance obligations based on the expected cost plus a margin approach and recognized as revenue.

Significant interpretation and judgment is sometimes required to determine the appropriate accounting for these contracts including: (i) combining contracts that may impact the allocation of the transaction price between products and services; (ii) determining whether performance obligations are considered distinct and are required to be accounted for separately or combined; and (iii) the allocation of the transaction price to each distinct performance obligation and determining when to recognize revenue.

IMPAIRMENT ASSESSMENTS – GOODWILL, LONG-LIVED ASSETS, AND EQUITY METHOD INVESTMENTS

We review goodwill at the reporting unit level for impairment in the fourth quarter of each year or more frequently if events or changes in circumstances indicate that goodwill might be impaired. Goodwill impairment is assessed by comparing the fair value of a reporting unit to the underlying carrying value of the reporting unit’s net assets, including goodwill. If a reporting unit’s carrying amount exceeds its fair value, an impairment is recognized based on that difference. The fair value of a reporting unit is determined using the estimated discounted future cash flows of the reporting unit.

In addition to our review of goodwill, we evaluate fixed assets and other long-lived assets for impairment whenever indicators of impairment exist. Indicators of impairment include the bankruptcy of a significant customer or the early termination, loss, renegotiation of the terms of, significant volume decrease in, or delay in the implementation of, any significant production contract. If the sum of the future cash flows expected to result from the asset, undiscounted and without interest charges, is less than the carrying amount of the asset, an asset impairment may be recognized in the consolidated financial statements. The amount of impairment to be recognized is calculated by subtracting the fair value of the asset from the carrying amount of the asset.

22 Magna International Inc. Annual Report 2023

As of December 31, 2023, we had equity method investments of $987 million. We monitor our investments for indicators of other-than-temporary declines in value on an ongoing basis in accordance with U.S. GAAP. If we determine that an other-than-temporary decline in value has occurred, we recognize an impairment loss, which is measured as the difference between the book value and the fair value of the investment.

We believe that the impairment assessments for goodwill, long-lived assets, and equity method investments contain “critical accounting estimates” because: (i) they are subject to significant measurement uncertainty and are susceptible to change as management is required to make forward-looking assumptions regarding the impact of improvement plans on current operations, in-sourcing and other new business opportunities, program pricing and cost assumptions on current and future business, the timing of new program launches and future forecasted production volumes; and (ii) any resulting impairment loss could have a material impact on our consolidated net income and on the amount of assets reported in our consolidated balance sheet.

WARRANTY

We record product warranty costs, which include product liability and recall costs. Under most customer agreements, we only account for existing or probable claims on product default issues when amounts related to such issues are probable and reasonably estimable. Under certain complete vehicle assembly, powertrain systems, and electronics contracts, we record an estimate of future warranty-related costs based on the terms of the specific customer agreements and/or the Company’s warranty experience.

Product liability and recall provisions are established based on our best estimate of the amounts necessary to settle existing claims. These estimates typically require assumptions from management regarding: the number of units that may be returned; the cost of the product being replaced; labour to remove and replace the defective part; and the customer’s administrative costs relating to the recall. In making this estimate, judgement is also required as to the ultimate negotiated sharing of the cost between us, the customer and, in some cases a supplier. Where applicable, insurance recoveries related to such provisions are also recorded.

We monitor warranty activity on an ongoing basis and revise our best estimate as necessary. Due to the uncertainty and potential volatility of the factors contributing to developing estimates of the amounts necessary to settle existing claims, actual product liability costs could be materially different from our best estimate.

INCOME TAXES

The determination of our tax liabilities involves dealing with uncertainties in the application of complex tax laws. Significant judgement and estimates are required in determining our provision for income taxes, deferred tax assets and liabilities, and liabilities for unrecognized tax benefits. We recognize tax benefits from uncertain tax positions only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such positions are then measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement.

At December 31, 2023, we had gross unrecognized tax benefits of $220 million excluding interest and penalties, of which $188 million, if recognized, would affect our effective tax rate. The gross unrecognized tax benefits differ from the amount that would affect our effective tax rate due primarily to the impact of the valuation allowances on deferred tax assets.

Deferred tax assets and liabilities are recognized for the estimated future tax effects attributable to temporary differences between financial statement carrying value of existing assets and liabilities and their respective tax bases and tax loss and credit carryforwards. Deferred tax assets and liabilities are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. Accounting standards require that we assess whether valuation allowances should be established or maintained against our deferred income tax assets, based on consideration of all available evidence, using a “more-likely-than-not” standard. The factors used to assess the likelihood of realization are: history of losses, forecasts of future pre-tax income and tax planning strategies that could be implemented to realize the deferred tax assets. On a quarterly basis, we evaluate the realizability of deferred tax assets by assessing our valuation allowances and by adjusting the amount of such allowances as necessary. We use tax planning strategies to realize deferred tax assets in order to avoid the potential loss of these tax benefits. Changes in our estimates, due to unforeseen events or otherwise, could have a material impact on our financial condition and results of operations. Refer to Note 12, “Income Taxes” of the notes to the consolidated financial statements for additional information.

EMPLOYEE FUTURE BENEFIT PLANS

The determination of the obligation and expense for defined benefit pension, termination and long service arrangements and other post-retirement benefits, such as retiree healthcare and medical benefits, is dependent on the selection of certain assumptions used by actuaries in calculating such amounts. Those assumptions include, among others, the discount rate, expected long-term rate of return on plan assets and rates of increase in compensation costs. Actual results that differ from the assumptions used are accumulated and amortized over future periods and therefore impact the recognized expense in future periods. Significant changes in assumptions or significant plan amendments could materially affect our future employee benefit obligations and future expense.

Magna International Inc. Annual Report 2023  23

At December 31, 2023, we had past service costs and actuarial experience losses of $116 million included in accumulated other comprehensive income that will be amortized to future employee benefit expense over the expected average remaining service life of employees or over the expected average life expectancy of retired employees, depending on the status of the plan.

COMMITMENTS AND CONTINGENCIES

From time to time, we may be contingently liable for litigation, legal and/or regulatory actions and proceedings and other claims. Refer to Note 23, “Contingencies” of our audited consolidated financial statements for the year ended December 31, 2023.

For a discussion of risk factors relating to legal and other claims/actions against us, refer to “Item 5. Risk Factors” in our Annual Information Form and Annual Report on Form 40-F, each in respect of the year ended December 31, 2023.

CONTROLS AND PROCEDURES

DISCLOSURE CONTROLS AND PROCEDURES

Disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended [the “Exchange Act”]), are designed to ensure that material information required to be disclosed in reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported on a timely basis, and that such information is accumulated and communicated to senior management, including the Company’s Chief Executive Officer and Chief Financial Officer, as appropriate, to enable them to make timely decisions regarding required disclosure of such information. We have conducted an evaluation of our disclosure controls and procedures as of December 31, 2023, under the supervision, and with the participation of our Chief Executive Officer and our Chief Financial Officer. Based on this evaluation, our Chief Executive Officer and our Chief Financial Officer have concluded that our disclosure controls and procedures (as this term is defined in the rules adopted by Canadian securities regulatory authorities and the United States Securities and Exchange Commission [“SEC”]) are effective as of December 31, 2023.

MANAGEMENT’S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Internal control over financial reporting is a process designed to provide reasonable, but not absolute, assurance regarding the reliability of financial reporting and preparation of financial statements for external purposes in accordance with U.S. GAAP. Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements on a timely basis. Additionally, projections of any evaluation of the effectiveness of internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Our management used the Committee of Sponsoring Organizations of the Treadway Commission [“COSO”] Internal Control-Integrated Framework (2013) to evaluate the effectiveness of internal control over financial reporting.

On June 1, 2023, we completed the acquisition of 100% of the common shares of Veoneer AS. As permitted by securities rules and regulations, we have excluded Veoneer AS from our evaluation of internal controls over financial reporting as of December 31, 2023. The excluded Veoneer AS assets constituted 4% of our total assets as of December 31, 2023, and 2% of our sales for the year then ended.

Based on this evaluation, our Chief Executive Officer and our Chief Financial Officer have assessed the effectiveness of our internal control over financial reporting and concluded that, as at December 31, 2023, such internal control over financial reporting is effective. The Company’s internal control over financial reporting as of December 31, 2023, has been audited by Deloitte LLP, an Independent Registered Public Accounting Firm, who also audited the Company’s consolidated financial statements for the year ended December 31, 2023. Deloitte LLP expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting. This report precedes our audited consolidated financial statements for the year ended December 31, 2023.

CHANGES IN INTERNAL CONTROLS OVER FINANCIAL REPORTING

Other than the addition of Veoneer AS operations to our internal control over financial reporting, there have been no changes in our internal controls over financial reporting that occurred during 2023 that have materially affected or are reasonably likely to materially affect, our internal control over financial reporting. We are currently integrating Veoneer AS into our operations, compliance programs, and internal control process.

24 Magna International Inc. Annual Report 2023

RISK FACTORS

Our short and medium-term operational success, as well as our ability to create long-term value through our business strategy, are subject to risks and uncertainties. The following are the more significant risks:

MACROECONOMIC, GEOPOLITICAL AND OTHER RISKS

•

Inflationary Pressures: We continue to experience elevated inflation in all markets in which we operate, with higher commodity, energy, labour, freight, and other production input pricing expected to persist in 2024. While many of these input price increases will moderate over time, the increases in wage levels we are currently experiencing are likely to have a longer-term effect on our cost structure. Additionally, we may continue to experience price increases or surcharges from sub-suppliers in connection with the inflationary pressures they face. The inability to offset inflationary price increases, including through recoveries from our customers, modifications to our products, continuous improvement actions or otherwise, could have a material adverse effect on our profitability.

•

Interest Rates: Increasing global inflation rates have spurred a cycle of monetary policy tightening, including through central bank increases to key short term lending rates. The availability and cost of credit are both factors affecting consumer confidence, which is a critical driver of vehicle sales and thus automotive production. A material, sustained decrease in consumer demand for vehicles could result in further reductions to vehicle production from levels assumed in our business plan, which could have a material adverse effect on our profitability and financial condition. Higher interest rates will have an adverse effect on our borrowing costs and, if prolonged, could have an adverse effect on our profitability.

•

Geopolitical Risks: The occurrence of geopolitical crises, including from the current military conflicts in Ukraine and Gaza, could create a number of risks, including: disruption of energy supplies (particularly natural gas and oil), shipping/transportation and logistics, vehicle production and/or supply chains; weakening economic growth and consumer confidence; increasing physical or cybersecurity threats; and/or worsening other risks described elsewhere in these Risk Factors, such as inflationary pressures, commodity prices, relative foreign exchange rates and risks of doing business in foreign markets. An expansion or worsening of existing geopolitical crises, or the occurrence of significant new geopolitical risks, could have a material adverse effect on our business and operations.

RISKS RELATED TO THE AUTOMOTIVE INDUSTRY

•

Economic Cyclicality: Ordinarily, the global automotive industry is cyclical, with potential for regional differences in the timing of expansion and contraction of economic cycles. In normal industry cycles, lower consumer confidence typically translates to lower vehicle sales and production volumes. Examples of factors which often reduce consumer confidence include: worsening economic, political, and other conditions; military conflict; increasing inflation (particularly fuel and energy prices); and rising interest rates. A significant decline in vehicle production volumes from levels assumed in our business plan could have a material adverse effect on our profitability and financial condition.

•

Regional Production Volume Declines: North America, Europe and China are key automotive producing regions for us, and our operating results are primarily dependent on car and light truck production by our customers in these regions. A significant or sustained decline in vehicle production volumes in any or all these geographic regions could have a material adverse effect on our operations, sales, and profitability.

•

Deteriorating Vehicle Affordability: Vehicle affordability to consumers is becoming more challenged due to a combination of factors, including: higher prices for electric vehicles; costs related to advanced electronic systems; increasing vehicle finance costs due to rising interest rates; inflationary cost increases impacting the entire bill of materials for a vehicle; and, in some cases, limited vehicle supply. A material, sustained decrease in consumer demand for vehicles due to deteriorating vehicle affordability could result in reductions to vehicle production from levels assumed in our business plan, which could have a material adverse effect on our profitability and financial condition.

•

Misalignment Between EV Production and Sales: The automotive industry is transitioning from vehicles powered by internal combustion engines (“ICE”) to electric vehicles (“EVs”), resulting in significant, industry-wide capital investment in EV-related production capacity. At the same time, there remains some uncertainty as to consumer acceptance of EVs due to issues such as: vehicle affordability; availability of government subsidies; concerns regarding evolving battery technologies; anxiety regarding driving range; adequacy of charging infrastructure; the proliferation of new, EV-focused OEMs and/or new EV models with little or no operating and warranty history; and other factors. Although the number of EVs sold globally is growing, the rate of growth has moderated in some markets, with a misalignment between EV production/supply and consumer demand for certain models. If planned production volumes for EV programs do not materialize, we may not be able to recover our capital investments related to such programs, or to recover such investments within the timeframes contemplated.

Magna International Inc. Annual Report 2023  25

•

Intense Competition: The automotive supply industry is highly competitive and becoming more so. Some of our competitors have higher or more rapidly growing market share than we do in certain product or geographic markets. Additionally, a number of established electronics, semiconductor chip and contract manufacturing companies have entered or expanded their presence in the automotive industry. At the same time, disruptive technology innovators have been introducing novel product and service solutions which traditional automotive suppliers may not be able to match. Failure to successfully compete with existing or new competitors, including failure to grow our electronics and/or EV content at or above the industry rates of growth for such products, could affect our ability to fully implement our corporate strategy.

STRATEGIC RISKS

•

Alignment With “Car of the Future”: The success of our corporate strategy is correlated in part to our ability to evolve our product mix based on alignment with the global megatrends defining the “Car of the Future.” Accordingly, we seek to grow our business and capabilities in areas which are positively impacted by megatrends related to vehicle electrification, autonomy, new mobility, and connectivity. Examples of such product areas include powertrain electrification, advanced driver assistance systems (ADAS) and battery enclosures. Some systems in our product portfolio are negatively impacted by the foregoing megatrends, including manual transmissions, mechanical all-wheel drive/four-wheel drive systems and fuel tank systems. The failure to grow our megatrend-aligned product areas at or above the industry rates of growth for such products could have a material adverse effect on our profitability and financial condition.

•

Evolving Business Risk Profile: The risk profile of our business continues to evolve with the increasing importance to us of product areas such as battery enclosures, electrified powertrains, ADAS and electronics, as well as new mobility business models. With this continuing evolution, we may face new or heightened risks, including: forecasting, planning and capital allocation risks due to uncertainties regarding the shift from ICE to EV production volumes, take-rates for ADAS systems and/or features offered to consumers as optional items; reduction in demand for certain products which are unique to ICE vehicles; challenges in quoting for profitable returns on products with leading-edge technologies and/or new service models for which we may not have significant quoting experience; rigorous testing and validation requirements from OEM customers for complex new products; increased warranty and recall risks on new products and leading-edge technologies; increased product liability risks; heightened risk of technological obsolescence of some of our products, processes and/or assets; and difficulties in attracting or retaining employees with critical skills in high-demand areas. Realization of one or more such risks could have a material adverse effect on our operations, profitability, or financial condition.

•

Technology and Innovation: While we continue to invest in technology and innovation which we believe will be critical to our long-term growth, the automotive industry is experiencing significant electrical, electronic, and software-driven change and disruption. Our ability to anticipate changes in technology and to successfully develop and introduce new and enhanced products and/or manufacturing processes on a timely basis will be significant factors in our ability to remain competitive. Additionally, our success is dependent on our ability to attract, develop and retain employees with the required technical and/or software skills. If we are unsuccessful or are less successful than our competitors in consistently developing innovative products and/or processes, we may be placed at a competitive disadvantage in bidding for new business and may not be able to recover some or all our engineering, research, and development costs, which could have a material adverse effect on our profitability and financial condition and ability to fully implement our corporate strategy.

•

Investments in Mobility and Technology Companies: In addition to our development activities, we have invested in various mobility and technology companies, as well as funds that invest in such companies. Such investments are an important element of our long-term strategy, and we may make further investments in such companies. However, investing in such companies involves a high degree of risk, including the potential loss of some or all our investment value. There is currently no public market for the shares or units of some of these investments and, as a result, we may be unable to monetize such investments in the future. In some cases, we have shares or share purchase warrants with technology-driven suppliers or OEMs with which we have commercial supply relations; while the value of such equity may be affected by the commercial prospects of such programs, our ability to exit our investments may be impaired by the existence of our commercial supply relationship. Investments in companies or funds which are currently or subsequently become publicly traded are “marked-to-market” quarterly, which may result in us recording unrealized gains or losses in any given quarter. The realization of any of the foregoing investment-related risks could have an adverse effect on our profitability and financial condition.

CUSTOMER-RELATED RISKS

•

Customer Concentration: Although we supply parts to all the leading OEMs, a significant majority of our sales are to six customers: General Motors, BMW, Stellantis, Daimler, Ford, and Volkswagen. In light of the amount of business we currently have with these six customers, our opportunities for incremental growth with them may be limited. Additionally, growth rates of OEMs differ by region and segment, with significant growth by some EV-focused OEMs in certain markets. Shifts in market share away from our top customers could have a material adverse effect on our profitability to the extent we are unable to offset such lost sales with sufficient sales growth with alternative OEMs.

26 Magna International Inc. Annual Report 2023

•

Growth of EV-Focused OEMs: A number of EV-focused OEMs, including Tesla, BYD, Changan, Fisker, Geely, Nio, Rivian, SAIC, and VinFast, have emerged in recent years. While BYD and Tesla have become established global OEMs, it remains too early to predict which of the other EV-focused OEMs will succeed globally. Some of the China-based, EV-focused OEMs, such as BYD and Geely, are entering the European market with vehicles exported from China, while VinFast has entered both the European and North American markets with vehicles exported from Vietnam. Vehicle electrification is an important component of our strategy, including through product areas such as electric drive systems and battery enclosures, as well as services such as complete vehicle engineering and contract vehicle manufacturing. While we are targeting growth with some of the newer EV-focused OEMs, we do not have relations with all, nor are such relationships as well established as those with our traditional customers. The failure to sufficiently grow our sales to those EV-focused OEMs which achieve significant commercial success could adversely impact our long-term strategy. At the same time, the failure of newer EV-focused OEMs to which we supply systems or vehicles to achieve their sales projections could adversely impact the success of our customer diversification and electrified product strategies, as well as create counterparty risks described below.

•

Risks of Conducting Business with Fisker and Other Newer EV-Focused OEMs: Conducting business with newer EV-focused OEMs, such as Fisker, continues to alter the risk profile of our business and poses incremental risks and challenges compared to our traditional customers, including as a result of: their relatively short operating histories; limited financial, liquidity/capital or other resources; less mature product development and validation processes; uncertain market acceptance of their products/services; and untested business models. These factors may elevate our counterparty risks in dealing with such OEMs, particularly with respect to recovery of: pre-production (including tooling, engineering, and launch) and production receivables; inventory; fixed assets and capitalized pre-production expenditures; as well as other third party obligations related to such items. As at December 31, 2023, our balance sheet exposure related to these factors was approximately $600 million, the majority of which related to Fisker. Additionally in the case of Fisker, we hold share purchase warrants which are “marked-to-market” quarterly, resulting in us recording unrealized gains or losses in any given quarter. The inability of Fisker or other newer EV-focused OEMs to achieve commercial success, or the bankruptcy or insolvency of Fisker or any such other OEM with which we conduct business, could have a material adverse effect on our profitability and financial condition.

•

Dependence on Outsourcing: We depend on outsourcing by OEMs, including the outsourcing of complete vehicle assembly to our contract vehicle manufacturing business. The extent of such outsourcing is dependent on a number of factors, including: the cost, quality, and timeliness of outsourced production relative to in-house production by an OEM; the degree of unutilized capacity at an OEM’s facilities; and collective bargaining agreements and labour relations between OEMs and labour unions. Currently, OEMs in Europe and China have excess vehicle assembly capacity. Additionally, since EVs have fewer components than vehicles with internal combustion engines, some OEMs may insource production of certain components or systems to maintain employment levels committed to in collective bargaining agreements and/or in connection with government incentives. A reduction in outsourcing by OEMs, or the loss of any material production or assembly programs combined with the failure to secure alternative programs with sufficient volumes and margins, could have a material adverse effect on our profitability.

•

Customer Cooperation and Consolidation: Competing OEMs have cooperated and collaborated in different ways to save costs, including through: joint purchasing activities; platform sharing; powertrain sharing; joint R&D; and regional joint ventures. Additionally, the automotive industry has experienced OEM consolidation, with the last material example being the merger of Fiat Chrysler Automobiles and PSA Group in 2021. While OEM cooperation and consolidation may present opportunities, they also present a risk that we could lose future business or experience even greater pricing pressure on certain production programs, either of which could have an adverse effect on our profitability.

•

Market Shifts: While we supply parts for a wide variety of vehicles produced globally, we do not supply parts for all vehicles produced, nor is the number or value of parts evenly distributed among the vehicles for which we do supply parts. Shifts in market shares away from vehicles on which we have significant content, as well as vehicle segments in which our sales may be more heavily concentrated, could have a material adverse effect on our profitability.

•

Consumer Take Rate Shifts: Shifts in consumer preferences may impact “take rates” for certain types of products we sell. Examples of such products include: all-wheel drive systems; power liftgates; active aerodynamics systems; ADAS; and complete vehicles with certain option packages or option choices. Where shifts in consumer preferences result in higher “take rates” for products that we do not sell or for products we sell at a lower margin, our profitability may be adversely affected.

•

Customer Purchase Orders: Contracts from our customers consist of blanket purchase orders which generally provide for the supply of a customer’s annual requirements rather than a specific quantity of products and can be terminated by a customer at any time. We may have various pre-production, tooling, engineering, and other costs which cannot be recovered from our customers if a purchase order is terminated and/or if forecast production volumes fail to materialize. The failure to recover such costs could have an adverse effect on our profitability.

•

Potential OEM Production-Related Disruptions: Any significant OEM production disruptions, including as a result of labour unrest at customer or sub-supplier facilities, would lead to disruptions to our production, which could have a material adverse effect on our sales, and profitability.

Magna International Inc. Annual Report 2023  27

SUPPLY CHAIN RISKS

•

Semiconductor Chip Supply Disruptions and Price Increases: A global shortage of semiconductor chips for use in automotive applications has had a material adverse effect on global automotive production volumes since 2020 and may continue having some impact in 2024. In response to semiconductor chip shortages, OEMs may continue to take actions such as: unplanned shutdowns of production lines and/or plants; reductions in their vehicle production plans; and changes to their product mix. Such OEM responses can result in a number of direct and indirect consequences for Tier 1 suppliers like Magna, including: lower sales; significant production inefficiencies resulting from our production lines being stopped/restarted unexpectedly when OEMs allocate scarce chips to specific production programs; higher inventory levels; premium freight costs to expedite shipments; other unrecoverable costs and charges, including from sub-suppliers which have been adversely affected by higher chip prices and/or production inefficiencies; and increased challenges in retaining employees through production disruptions. Although supplies of semiconductor chips are significantly better than in the last two years, it remains unclear when supply and demand for automotive semiconductor chips will fully rebalance. A worsening or prolongation of the semiconductor chip shortage could have a material adverse effect on our operations, sales, and profitability.

•

Supply Chain Disruptions: In addition to the global shortage of semiconductor chips for automotive applications, OEMs and Tier 1 automotive suppliers may also experience supply disruptions or constraints on other critical manufacturing inputs, for a number of different reasons, including: government regulation or intervention; geopolitical and/or military conflict; interruption of shipping or other transportation routes; natural catastrophes; labour disruptions; and pandemics. Supply chain disruptions which prevent us from timely supplying products to our customers could result in a range of potential adverse consequences, including: unrecoverable price increases; elevated, unrecoverable costs such as those for premium freight or re-sourcing of supply; penalties or business interruption claims by our customers; loss of future business; and reputational damage. The impacts of prolonged supply chain disruptions or constraints could have a material adverse effect on our operations and profitability.

•

Regional Energy Supply and Pricing: Regional energy supplies have from time to time been disrupted due to geopolitical and military conflict, supply/demand imbalances, government regulation, severe weather events, and challenges related to the transition to renewable energy generation. Unforeseen supply disruptions, demand spikes, prolonged energy disruptions and/or significant energy price increases could have a material adverse effect on our operations and profitability.

•

Supply Base Condition: We rely on a number of suppliers to supply us with a wide range of components required in connection with our business. The financial health of automotive suppliers is impacted by a number of factors, including economic conditions and production volumes. A significant worsening of economic conditions or reduction in production volumes could deteriorate the financial condition of our supply base, which could lead to, among other things: disruptions in the supply of critical components to us or our customers; and/or temporary shutdowns of one of our production lines or the production lines of one of our customers; all of which could have a material adverse effect on our profitability.

MANUFACTURING / OPERATIONAL RISKS

•

Product Launch: The launch of production is a complex process, the success of which depends on a wide range of factors, including: the timing and frequency of design changes by our customers relative to start of production; product maturity and complexity; production readiness of our own, as well as our customers’ and suppliers’ manufacturing facilities; robustness of manufacturing and validation processes; launch volumes; quality and production readiness of tooling and equipment; sufficiency of skilled employees; and initial product quality. Failure by us to successfully launch a new product or complete vehicle could result in commercial or litigation claims against us which could have a material adverse effect on our profitability. Additionally, a significant product or program launch failure could adversely affect our reputation and/or ability to execute our strategy.

•

Operational Underperformance: From time to time, we may have operating divisions which are not performing at expected levels of profitability. The size and complexity of automotive manufacturing operations often makes it difficult to achieve a quick turnaround of underperforming divisions. Significant underperformance in our operating divisions could have a material adverse effect on our profitability and operations.

•

Restructuring Costs: We may sell some product lines and/or downsize, close, or sell some of our operating divisions. By taking such actions, we may incur restructuring, downsizing and/or other significant non-recurring costs. These costs may be higher in some countries than others and could have a material adverse effect on our profitability.

•

Impairments: We have recorded significant impairment charges related to equity interests in joint ventures, goodwill, and long-lived assets in the past and may do so again in the future. The occurrence of any of a number of potential scenarios could result in indicators of impairment, including: the early termination, loss, renegotiation of the terms of, or delay in the implementation of, any significant production contract; the technological obsolescence of any of our products or production assets; production volumes that are lower than expected; and the insolvency of a customer. In conducting our impairment analysis, we make forward-looking assumptions regarding: the impact of turnaround plans on underperforming operations; new business opportunities; program price and cost assumptions on current and future business; the timing and success of new program launches; and forecast production volumes. To the extent such forward-looking assumptions are not met, any resulting impairment loss could have a material adverse effect on our profitability.

28 Magna International Inc. Annual Report 2023

•

Skilled Labour Attraction/Retention: Our business is based on successfully attracting, developing, and retaining employees at all levels of the company from “shopfloor” to Executive Management. The markets for highly skilled workers, as well as talented professionals and leaders in our industry are extremely competitive, particularly in the major global automotive and technology centres in which many of our operations are located. The inability to meet our needs for skilled workers and talented professionals and leaders, whether through recruitment or internal training and development activities could impact our ability to profitably conduct business and/or effectively implement our strategy.

•

Leadership Expertise and Succession: Effective succession planning programs and practices are a critical element of our overall talent management strategy. We experienced a significant number of planned retirements in the last few years and may experience similar waves in future years. As a result of such retirements, we have multiple senior leaders recently appointed to roles at a time of significant macroeconomic, geopolitical, industry and other disruptions discussed elsewhere in these Risk Factors. While we believe that our leadership development and succession program has been effective in facilitating leadership transitions to date, our ability to profitably conduct business and/or successfully implement our strategy could be impacted by the failure to: identify, train, develop and support high-performing leaders; ensure effective knowledge transfers from transitioning leaders to successors; and/or otherwise promote organizational robustness and resilience through leadership transitions in critical roles.

PRICING RISKS

•

Quote/Pricing Assumptions: The time between award of new production business and start of production typically ranges between two and four years. Since product pricing is typically determined at the time of award, we are subject to significant pricing risk due to changes in input costs and quote assumptions from the time of award through the start of production. This risk is elevated in a rising inflation environment, particularly with respect to wages, energy, and commodities. The inability to quote effectively, or the occurrence of a material change in input cost or other quote assumptions between program award and production, could have a material adverse effect on our profitability.

•

Customer Pricing Pressure/Contractual Arrangements: We face ongoing pricing pressure from OEMs, including through: quoting pre-requirements; long-term supply agreements with mutually agreed price reductions over the life of the agreement; non-contractual annual price concession demands; pressure to absorb costs related to product design, engineering and tooling, and/or amortize such costs through the piece price for the product; pressure to assume incremental warranty costs; and OEM refusal to fully offset inflationary price increases. OEMs possess significant leverage over their suppliers due to their purchasing power and the highly competitive nature of the automotive supply industry. As a result of the broad portfolio of parts we supply to our six largest OEM customers, such customers may be able to exert greater leverage over us as compared to our competitors. We attempt to offset price concessions and costs in a number of ways, including through commercial negotiations with our customers, improved operating efficiencies and cost reduction efforts. Our inability to fully offset price concessions, absorb design, engineering, and tooling costs, and/or fully recover such costs over the life of production, could have a material adverse effect on our profitability. Moreover, while we attempt to negotiate contractual terms with our suppliers that align with the contractual terms between us and our OEM customers, we may not always be successful in doing so. Any such gaps between our customer and supplier contract terms could, in certain circumstances, have an adverse effect on our profitability.

•

Commodity Price Volatility: Prices for certain key raw materials and commodities used in our parts, including steel, aluminum, and resin, can be volatile. In some cases, our risk is mitigated because we purchase steel or aluminum under customer resale programs. Where such commodity purchases are not made under customer resale programs, we seek to offset commodity price increases by: passing such increases to our customers; engineering products with reduced commodity content; implementing hedging strategies; or otherwise. To the extent we are unable to offset commodity price increases, such additional commodity costs could have an adverse effect on our profitability.

•

Scrap Steel/Aluminum Price Volatility: Some of our manufacturing facilities generate a significant amount of engineered scrap steel and/or aluminum in their manufacturing processes but recover some of the value through the sale of such scrap. Scrap steel and scrap aluminum prices can also be volatile and do not necessarily move in the same direction as steel or aluminum prices. Declines in scrap steel/aluminum prices from time to time could have an adverse effect on our profitability.

WARRANTY / RECALL RISKS

•

Repair/Replacement Costs: We are responsible for repair and replacement costs of defective products we supply to our customers. Certain of our products, such as transmissions and battery enclosures, typically have a higher unit and labour service cost in the event of replacement. Other products, such as cameras, radars and side door latches, are supplied in multiples of two or four for a single vehicle, which could result in significant cost in the event all need to be replaced. OEMs and/or government regulators can initiate recalls of safety or regulated products, which could place us at risk for the costs of the administrative costs of the recall in addition to the repair/replacement costs of defective products, even in situations where we dispute the need for a recall or the responsibility for any alleged defect. The obligation to repair or replace defective products could have a material adverse effect on our operations and profitability. To the extent such obligation arises as a result of a product recall, we may face reputational damage, and the combination of administrative and repair/replacement costs could have a material adverse effect on our profitability.

Magna International Inc. Annual Report 2023  29

•

Warranty Provisions: In certain circumstances, we are at risk for warranty, product liability and recall costs. We are currently experiencing increased customer pressure to assume greater warranty responsibility. Certain customers seek to impose partial responsibility for warranty costs where the underlying root cause of a product or system failure cannot be determined, or where the root cause is disputed, as in the case of a warranty claim disclosed in the Contingencies note of our consolidated financial statements. Warranty provisions for our products are based on our best estimate of the amounts necessary to settle existing or probable claims related to product defects. Warranty claims which exceed warranty provisions could have a material adverse effect on our profitability. In addition, warranty provisions for our powertrain systems, electronics and complete vehicle programs are also established based on our or our customers’ warranty experience with the applicable type of product and, in some cases, the terms in the applicable customer agreements. Actual warranty experience which results in costs that exceed our warranty provisions, could have a material adverse effect on our profitability.

•

Product Liability: We cannot guarantee that the design, engineering, testing, validation, and manufacturing measures we employ to ensure high-quality products will be completely effective, particularly as electronic content and product complexity increases and/or as we enter newer product areas such as e-Drives or ADAS. If our products fail to perform as expected or as required by governmental regulations, and/or to the extent any such failure results in, or is alleged to result in, bodily injury and/or property damage or other losses, our customers or government regulators may initiate a product recall of such products and/or third party product liability claims may be brought against us. The defense of product liability claims, particularly class action claims in North America, may be costly and judgements against us could impair our reputation and have a material adverse effect on our profitability.

CLIMATE CHANGE RISKS

•

Transition Risks and Physical Risks: Our Sustainability Report, which is appended to our current Annual Information Form / Annual Report on Form 40-F, contains a detailed discussion of transitional and physical climate change risks, along with our efforts to mitigate them. Readers are encouraged to review such climate risk disclosures.

•

Strategic and Other Risks: A number of the risk factors discussed above contain detailed discussion of strategic and other risks related to the evolution of the automotive industry and our business within the context of the transition to electromobility, including: Alignment with Car of the Future; Technology and Innovation; Evolving Business Risk Profile; Growth of EV-Focused OEMs; and Risks of Conducting Business with Fisker and Other Newer EV-Focused OEMs. Readers are encouraged to review this entire Risk Factors section in its entirety.

IT SECURITY / CYBERSECURITY RISKS

•

IT/Cybersecurity Breach: Although we have established and continue to enhance security controls intended to protect our IT systems and infrastructure, there is no guarantee that such security measures will be effective in preventing unauthorized physical access or cyber-attacks. A significant breach of our IT systems could: result in theft of funds; cause disruptions in our manufacturing operations; lead to the loss, destruction, or inappropriate use of sensitive data, including employees’ personal data; or result in theft of our, our customers’ or our suppliers’ intellectual property or confidential information. The occurrence of any of the foregoing could adversely affect our operations and/or reputation and could lead to claims against us that could have a material adverse effect on our profitability.

•

Product Cybersecurity: The risk of vehicle cyber-attacks has risen with the proliferation of technology designed to connect vehicles to external networks. Although vehicle and systems-level cybersecurity controls and protections are typically managed and/or specified by our OEM customers, we cannot provide assurance that such controls and protections will be effective in preventing cyber intrusion through one of our products. Furthermore, an OEM customer may still seek to hold us financially responsible, even where the OEM specified the cybersecurity controls and protections. Any such cyber intrusion could cause reputational damage and lead to claims against us that have an adverse effect on our profitability.

ACQUISITION RISKS

•

Inherent Merger and Acquisition Risks: Acquisitions are subject to a range of inherent risks, including the assumption of incremental regulatory/compliance, pricing, supply chain, commodities, labour relations, litigation, environmental, pensions, warranty, recall, IT, tax, or other risks. While due diligence on an acquisition target is intended to mitigate such risks, these efforts may not always prove to be sufficient in identifying all risks and liabilities related to the acquisition, including as a result of: limited access to information; time constraints for conducting due diligence; inability to access target company facilities and/or personnel; or other limitations in the due diligence process. Additionally, we may identify risks and liabilities that we are not able to sufficiently mitigate through appropriate contractual indemnities or other protections. The realization of any such risks could have a material adverse effect on our profitability.

•

Acquisition Integration and Synergies: We may not be able to successfully integrate or achieve anticipated synergies from our acquisitions and/or such acquisitions may be dilutive in the short to medium term. Either of these outcomes could have a material adverse effect on our profitability.

30 Magna International Inc. Annual Report 2023

OTHER BUSINESS RISKS

•

Joint Ventures: We conduct certain of our operations through joint ventures under contractual arrangements under which we share management responsibilities with our joint venture partners. Joint venture operations carry a range of risks, including those relating to: failure of our joint venture partner(s) to satisfy contractual obligations; potential conflicts between us and our joint venture partner(s); strategic objectives of joint venture partners that may differ from our own; potential delays in decision-making; a limited ability to implement some or all of our policies, practices and controls, or to control legal and regulatory compliance, within the joint venture(s); and other risks inherent to non-wholly-owned operations. The likelihood of such occurrences and their potential effect on us vary depending on the joint venture arrangement, however, the occurrence of any such risks could have an adverse effect on our operations, profitability, and reputation.

•

Intellectual Property: We own intellectual property that is important to our business and product portfolio. Our intellectual property is an important factor in protecting our innovation activities and maintaining our competitive advantage. From time to time, our intellectual property rights may be challenged, including through the assertion of intellectual property infringement claims which could result in us: being prevented from selling certain products; having to license the infringed product/technology; and/or incurring monetary damages. The foregoing consequences could have an adverse effect on our sales, profitability, and ability to fully implement our corporate strategy.

•

Risks of Doing Business in Foreign Markets: Conducting business in markets outside our traditional markets of North America and Europe carries a number of potential risks, including those relating to: political, civil and economic instability and uncertainty; military conflict; corruption risks; high inflation and our ability to recover inflation-related cost increases; trade, customs and tax risks; potential sanctions and export control risk; expropriation risks; currency exchange rates; currency controls; limitations on the repatriation of funds; insufficient infrastructure; competition to attract and retain qualified employees; and other risks associated with conducting business internationally. Expansion of our business in China is an element of our long-term strategy and, as a result, our exposure to the risks described above may be greater in the future. The likelihood of such occurrences and their potential effect on us vary from country to country and are unpredictable, however, the occurrence of any such risks could have an adverse effect on our operations, profitability, and financial condition.

•

Relative Foreign Exchange Rates: Our profitability is affected by movements of our U.S. dollar reporting currency against the Canadian dollar, the euro, the Chinese renminbi, and other currencies in which we generate revenues and incur expenses. Significant long-term fluctuations in relative currency values, in particular a significant change in the relative values of the U.S. dollar, Canadian dollar, euro, or Chinese renminbi, could have an adverse effect on our profitability and financial condition and any sustained change in such relative currency values could adversely impact our competitiveness in certain geographic regions.

•

Currency Devaluation in Argentina: Our sales in Argentina are generally paid to us in Argentine pesos. We import certain materials needed to generate these sales, and are contractually obligated to pay in U.S. dollars or other foreign currencies for such materials. The Argentine peso has experienced significant devaluation recently, including a loss of over 50% of its value relative to the U.S. dollar in December 2023 alone. Foreign exchange controls imposed by the Government of Argentina have restricted our ability to easily exchange Argentine pesos for U.S. dollars and other foreign currencies, increasing our exposure to foreign denominated payables. As a result, our profitability may be adversely affected by the impact of further devaluation of the Argentine peso relative to foreign currencies.

•

Returns on Capital Investments: In recent years, we have invested significant amounts of money in our business through capital expenditures to support new facilities, expansion of existing facilities, purchases of production equipment and acquisitions. We expect continued elevated capital expenditures in 2024 to support program awards and our continued growth, including in megatrend areas. Returns achieved on such investments in the past are not necessarily indicative of the returns we may achieve on future investments and our inability to achieve returns on future investments which equal or exceed returns on past investments could have a material adverse effect on our level of profitability.

•

Financial Flexibility: The occurrence of an economic shock not contemplated in our business plan, a rapid deterioration of conditions or a prolonged recession could result in the depletion of our cash resources, which could have a material adverse effect on our operations and financial condition.

•

Credit Ratings Changes: There is no assurance that any credit rating currently assigned to us will remain in effect for any period of time or that any rating will not be revised or withdrawn entirely by a rating agency in the future. A downgrade in the credit ratings assigned to us by one or more agencies could increase our cost of borrowing or impact our ability to negotiate loans, which could have an adverse effect on our profitability, financial condition, and the trading price of our Common Shares.

•	Stock Price Fluctuation: Trading prices of our Common Shares cannot be predicted and may fluctuate significantly due to a variety of factors, many of which are outside our control.

Magna International Inc. Annual Report 2023 31

LEGAL, REGULATORY AND OTHER RISKS

•

Legal and Regulatory Proceedings: From time to time, we may become involved in regulatory proceedings, or become liable for legal, contractual, and other claims by various parties, including customers, suppliers, former employees, class action plaintiffs and others. Depending on the nature or duration of any potential proceedings or claims, we may incur substantial costs and expenses, be required to devote significant management time and resources to the matters and suffer reputational damage as a result of regulatory proceedings. On an ongoing basis, we attempt to assess the likelihood of any adverse judgements or outcomes to these proceedings or claims, although it is difficult to predict final outcomes with any degree of certainty. Except as disclosed from time to time in our consolidated financial statements and/or our MD&A, we do not believe that any of the proceedings or claims to which we are currently a party will have a material adverse effect on our profitability; however, we cannot provide any assurance to this effect.

•

Changes in Laws: A significant change in the current regulatory environment in our principal markets, including changes in tax laws, laws related to vehicle emissions, and other laws which impose additional costs on automotive manufacturers or consumers, could have an adverse effect on our profitability. More than 135 jurisdictions have agreed to implement a new global minimum tax regime (“Pillar Two”) based on model rules published by the Organization for Economic Co-operation and Development. The proposed Pillar Two rules are intended to ensure that large multinational enterprises pay a minimum tax of 15% on the income arising in each jurisdiction in which they operate. Although the impact on Magna will depend on how each jurisdiction implements the model rules, as well as profitability and local tax liabilities of Magna’s operations in those jurisdictions, we do not believe that the proposed Pillar Two rules will have a material adverse effect; however, we cannot provide any assurance to this effect.

•

Trade Agreements: Historical global growth of the automotive industry has been aided by the free movement of goods, services, people, and capital through bilateral and regional trade agreements, particularly in North America and Europe. Introduction of measures which impede free trade could have a material adverse effect on our operations and profitability.

•

Trade Disputes/Tariffs: International trade disputes could, among other things, reduce demand for and production of vehicles, disrupt global supply chains, distort commodity pricing, impair the ability of automotive suppliers and vehicle manufacturers to make efficient long-term investment decisions, create volatility in relative foreign exchange rates, and contribute to stock market volatility. The imposition of sanctions, tariffs and/or escalation of trade disputes which interfere with automotive supply chains could have an adverse effect on our operations and profitability.

32 Magna International Inc. Annual Report 2023